United National Film Corporation
                                  211 West Wall
                              Midland, Texas 79701

                                 (432) 482-1761


June 15, 2006

Mr. Brian Bhandari
U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE: File No. 033-25350-FW
    Form 8-K/Item 4.01
    Filed June 13, 2006

Dear Mr. Bhandari:

In response to your correspondence dated June 15, 2006, the Management and Board of Directors wish to inform you of the following related to said correspondence and our filed Form 8-K/A, on or about June 15, 2006:

1) Our Form 8-K/A noting the resignation of Sherb & Co., LLP (Sherb) has been modified in the second paragraph of Item 4.01 to note the date the Board of Directors acknowledged and "accepted" the resignation of Sherb.

2) Our Form 8-K/A has been modified to remove the discussion of the misunderstanding on the part of Sherb related to the review of our interim filings on Form 10-QSB.

3) We are awaiting the response of Sherb for their fulfillment of their obligations related to the filing of Exhibit 16.1. As stated in our filing, their response letter will be filed via amendment upon our receipt of same.

4) We have communicated to you in a separate letter a discussion of this point and Management continues to be of the opinion that it has fulfilled its responsibility set forth in the Regulations as established in SEC Release 34-42266.

Sincerely,

United National Film Corporation


/s/ Glenn A. Little
----------------------------------
Glenn A. Little
Chairman, Chief Executive Officer,
Chief Financial Officer and Director